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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*



                               GIANT GROUP, LTD.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON SOTCK, PAR VALUE $.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   374503100
        _______________________________________________________________
                                (CUSIP Number)

                                   JEFF SOZA
2121 AVENUE OF THE STARS, #1800, LOS ANGELES, CA 90067 TEL (310) 282-6271
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MAY 29, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 374503-10-0                                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BURT SUGARMAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NONE
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,037,622 **
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,037,622 **

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,037,622 **

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 148,950 shares owned by Mr. Sugarman's spouse. Mr. Sugarman will not vote these shares.

                              SECURITY AND ISSUER

          Reference is hereby made to that certain Schedule 13D, dated January 13, 1982, as amended, filed by Burt Sugarman with respect to the common stock, par value $0.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

ITEM 1.

          The address of the principal executive offices of the Company is 9440 Santa Monica Blvd., Suite 407, Beverly Hills, California 90210.

ITEM 2.        IDENTITY AND BACKGROUND

          (b) Mr. Sugarman's business address is 9440 Santa Monica Blvd., Suite 407, Beverly Hills, CA 90210.

          (c) Mr.Sugarman is a director of Checker's Drive-In Restaurants formerly Rally's Hamburgers Inc., in which the Company has an equity investment of approximately 8%. Mr. Sugarman is also a director of Santa Barbara Restaurant Group.

ITEM 4.   PURPOSE OF TRANSACTION

          On April 19, 2001, the Company offered to purchase any and all outstanding shares of its Common Stock for $.50 per share. The Company filed
Schedule 13E-3 and Schedule TO, as amended, related to the Company's Tender Offer. Mr. Sugarman voluntarily tendered 100,000 of his shares. Mr. Sugarman currently holds 1,089,470 shares of Common Stock for investment purposes.

          Mr. Sugarman and GIANT'S Board of Directors are exploring alternatives to being a public company. The Tender Offer was an attempt to make GIANT a private company. However, the Company did not have the required number of shareholders tender their shares for the Company to become private.

          There can be no assurance that GIANT will undertake any of the previously mentioned courses of action.

ITEM 5.   INTEREST OF SECURITIES OF THE ISSUER

          (a) - (b) Mr. Sugarman beneficially owns 67.65% of the Common Stock including shares owned by his spouse, who has sole voting and dispositive power with respect to her shares. The Percentage Calculation is based upon 2,691,069 shares of Common Stock outstanding as of May 29, 2001. Mr. Sugarman has sole power to vote and direct the disposition of the shares of Common Stock beneficially owned by him.

          Of the 3,037,622 shares of Common Stock beneficially owned by Mr. Sugarman (which includes 148,950 shares owned by Mr. Sugarman's spouse), 1,799,202 shares which would be acquired upon exercise of stock options which are presently exercisable. These options were granted under the Company's 1985 Non-Qualified Stock Option Plan and 1996 Employee Stock Option Plan.

          (c) Other than the transactions described in this Form 13-D, Mr. Sugarman has not effected any transactions involving the Common Stock within the last 60 days,

          (d)  Not applicable

          (e)  Not applicable

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECTS TO SECURITIES OF THE ISSUER.

         Except as described in this Form 13-D, Mr Sugarman is not a party to any agreements, arrangements, understandings or relationships (legal or otherwise) relating to the Common Stock.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          None


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


Dated:  June 7, 2001




                              /s/  BURT SUGARMAN
                              ------------------
                                   Burt Sugarman